This term sheet, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This term sheet and the accompanying product supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Subject to Completion Preliminary Term Sheet dated March 23, 2026

Preliminary Term Sheet No. 15,059

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-275587

and 333-275587-01

(To Prospectus dated April 12, 2024 and
 Product Supplement dated September 23, 2024)

Units $10 principal amount per unit CUSIP No. 61780M463	Pricing Date* Settlement Date* Maturity Date*	March , 2026 March , 2026 April , 2029
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Morgan Stanley Finance LLC

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF

Fully and Unconditionally Guaranteed by Morgan Stanley

￭Contingent Coupon Payments (with Memory) payable on the applicable Coupon Payment Date if the Observation Value of the Global X Uranium ETF (the “Market Measure”) on the applicable quarterly Coupon Observation Date is greater than or equal to 80% of the Starting Value.

￭The Contingent Coupon Payment (with Memory) payable on any Coupon Payment Date will be calculated according to the following formula: (i) the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date and the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid. The Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date will be between [$0.475 and $0.5125] per unit (equal to a rate of between approximately [19.00% and 20.50%] per annum).

￭Automatically callable if the Observation Value of the Market Measure on any quarterly Call Observation Date, beginning approximately one year after the pricing date, is at or above the Starting Value. If the notes are called, on the applicable Call Payment Date you will receive the principal amount of your notes plus the Contingent Coupon Payment (with Memory) otherwise due. No further amounts will be payable following an automatic call.

￭If not called, a maturity of approximately three years.

￭If not called, at maturity, if the price of the Market Measure has not declined by more than 20% from the Starting Value, a return of principal plus the final Contingent Coupon Payment (with Memory); otherwise, 1-to-1 downside exposure to decreases in the Market Measure from the Starting Value, with up to 100.00% of the principal amount at risk.

￭All payments are subject to the credit risk of Morgan Stanley Finance LLC, as issuer of the notes, and the credit risk of Morgan Stanley, as guarantor of the notes

￭Limited secondary market liquidity, with no exchange listing

The notes are being issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-8 of this term sheet, “Additional Risk Factors” on page TS-10 of this term sheet, and “Risk Factors” on page PS-8 of the accompanying product supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is expected to be $9.262 per unit, or within $0.30 of that estimate, which is less than the public offering price listed below. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Market Measure, instruments based on the Market Measure, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this preliminary term sheet and “Structuring the Notes” on page TS-17 of this preliminary term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense. The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement for principal-at-risk notes and prospectus, each of which can be accessed via the hyperlinks below. As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

_______________________

	Per Unit	Total
Public offering price	$ 10.00	$
Underwriting discount(1)	$ 0.10 $ 0.05	$
Proceeds, before expenses, to MSFL(2)	$ 9.85	$

(1)The underwriting discount reflects a sales commission of $0.10 per note and a structuring fee of $0.05 per note.

(2)See “Use of proceeds and hedging” in the accompanying product supplement.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Morgan Stanley & Co. LLC

March , 2026

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Summary

The Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029 (the “notes”) are senior unsecured medium-term notes issued by MSFL. Payments on the notes are fully and unconditionally guaranteed by Morgan Stanley. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of MSFL from time to time outstanding, except obligations that are subject to any priorities or preferences by law. The guarantee of the notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of Morgan Stanley, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to our and Morgan Stanley’s credit risk. If we default on our obligations under the notes, you could lose some or all of your investment. The notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Barrier. The Contingent Coupon Payment (with Memory) payable on any Coupon Payment Date will be calculated according to the formula described below in “Terms of the Notes—Contingent Coupon Payments (with Memory).” The notes will be automatically called if the Observation Value of the Market Measure on any Call Observation Date is equal to or greater than its Call Value. If your notes are called, you will receive the Call Payment on the applicable Call Payment Date, and no further amounts will be payable on the notes. If your notes are not called, at maturity, if the Ending Value of the Market Measure is greater than or equal to the Threshold Value, you will receive the principal amount plus the final Contingent Coupon Payment (with Memory); otherwise, your notes are subject to 1-to-1 downside exposure to decreases in the Market Measure from the Starting Value, with up to 100.00% of the principal amount at risk. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our and Morgan Stanley’s credit risk. See “Terms of the Notes” below.

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes, on the pricing date will be less than $10. We estimate that the value of each note on the pricing date will be approximately $9.262 per unit, or within $0.30 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final term sheet.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Market Measure. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Market Measure instruments based on the Market Measure, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Contingent Coupon Payments (with Memory), the Coupon Barrier and the Threshold Value, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-2

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Terms of the Notes
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Principal Amount:	$10.00 per unit
Term:	Approximately 3 years, if not previously called
Market Measure:	The Global X Uranium ETF (Bloomberg symbol: “URA UP”), an exchange-traded fund
Market Measure Underlying Index:	Solactive Global Uranium & Nuclear Components Total Return Index
Underlying Index Sponsor:	Solactive AG
Coupon Barrier:	80% of the Starting Value
Redemption Amount:

If the notes are not automatically called, on the maturity date, in addition to the final Contingent Coupon Payment (with Memory), if any, the Issuer will pay, for each principal amount, an amount, if any, in cash equal to:

￭If the Ending Value is greater than or equal to the Threshold Value: $10

￭If the Ending Value is less than the Threshold Value:

Automatic Call Feature:

If, as measured on any Call Observation Date, the Observation Value is greater than or equal to the Call Value, then the outstanding principal amount will be automatically called in whole and the Issuer will pay, for each unit, an amount in cash on the following Call Payment Date equal to the Call Payment.

Call Payment:	The principal amount plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Payment Date.
Threshold Value:	80% of the Starting Value
Call Value:	100% of the Starting Value
Contingent Coupon Payments (with Memory):

Subject to the automatic call feature, the notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Barrier. The Contingent Coupon Payment (with Memory) payable on any Coupon Payment Date will be calculated according to the following formula: (i) the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date and the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid. The Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date will be between [$0.475 and $0.5125] per unit (equal to a rate of between approximately [19.00% and 20.50%] per annum) (to be set on the pricing date).

Starting Value:	The Closing Market Price of the Market Measure on the pricing date.
Ending Value:

The Closing Market Price of the Market Measure on the Final Calculation Day multiplied by the Price Multiplier on that day. The scheduled Final Calculation Day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-31 of the accompanying product supplement.

Observation Value:	The Closing Market Price of the Market Measure on the applicable Coupon Observation Date or Call Observation Date multiplied by the Price Multiplier on that day.
Coupon Observation Dates:

On or about June , 2026, September , 2026, December , 2026, March , 2027, June , 2027, September , 2027, December , 2027, March , 2028, June , 2028, September , 2028, December , 2028 and March , 2029 (the final Coupon Observation Date), which dates occur quarterly through the final Coupon Observation Date. The scheduled Coupon Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-30 of the accompanying product supplement.

Call Observation Dates:	The Coupon Observation Dates beginning on March , 2027, and ending on December , 2028, subject to adjustment as described under “—Coupon Observation Dates” above.
Final Calculation Day/Maturity Valuation Period:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date (which will also be the final Coupon Observation Date)
Coupon Payment Dates:

Approximately the fifth business day following the applicable Coupon Observation Date, subject to postponement as described beginning on page PS-30 of the accompanying product supplement; provided however, that the Coupon Payment Date related to the final Coupon Observation Date will be the maturity date.

Call Payment Dates:	The Coupon Payment Dates applicable to the relevant Call Observation Dates
Price Multiplier:	1, subject to adjustments for certain events relating to the Market Measure described beginning on PS-42 of the accompanying product supplement.
Fees and Charges:	The underwriting discount of $0.15 per unit listed on the cover page.
Calculation Agent:	Morgan Stanley & Co. LLC (“MS&Co.”), an affiliate of MSFL.

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-3

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Determining Payments on the Notes

Contingent Coupon Payments (with Memory)

The notes will pay a Contingent Coupon Payment (with Memory) on the applicable Coupon Payment Date if the Observation Value of the Market Measure on the applicable quarterly Coupon Observation Date is greater than or equal to the Coupon Barrier.

Automatic Call Provision

The notes will be called automatically if the Observation Value on a Call Observation Date is equal to or greater than the Call Value. If the notes are called, you will receive $10 per unit plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Payment Date.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

You will lose all or a significant portion of the principal amount of the notes if the Ending Value is less than the Threshold Value. Even with any Contingent Coupon Payments (with Memory), the return on the notes could be negative.

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-4

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement dated September 23, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324013846/dp218175_424b2.htm

￭Prospectus dated April 12, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324005205/dp209505_424b2-base.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, Morgan Stanley and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to MSFL, and not to Morgan Stanley.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Observation Value of the Market Measure will be greater than or equal to its Coupon Barrier on most or all of the Coupon Observation Dates.

￭You anticipate that the notes will be automatically called, in which case you accept an early exit from your investment, or if not automatically called that the Market Measure will not decrease from the Starting Value to an Ending Value that is below the Threshold Value.

￭You accept that the return on the notes will be limited to the return represented by the Contingent Coupon Payments (with Memory) even if the percentage change in the price of the Market Measure is significantly greater than such return.

￭You are willing to lose up to 100% of the principal amount if the notes are not called.

￭You are willing to forgo dividends or other benefits of owning shares of the Market Measure or the stocks included in the Market Measure Underlying Index.

￭You are willing to accept a limited or no market for sales for the notes prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and Morgan Stanley’s actual and perceived creditworthiness, Morgan Stanley’s internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and Morgan Stanley’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You anticipate that the Observation Value of the Market Measure will be less than its Coupon Barrier on each Coupon Observation Date.

￭You wish to make an investment that cannot be automatically called prior to maturity.

￭You seek an uncapped return on your investment.

￭You seek principal repayment or preservation of capital.

￭You want to receive dividends or other distributions paid on the Market Measure or the stocks included in the Market Measure Underlying Index.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take Morgan Stanley’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-5

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Contingent Coupon Payment (with Memory), the Call Payment or the Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Starting Value, Coupon Barrier, Threshold Value, Call Value, Observation Values and Contingent Coupon Payments (with Memory), whether the notes are automatically called and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on the following hypothetical terms:

1)a Starting Value of 100.00;

2)a Coupon Barrier of 80.00;

3)a Threshold Value of 80.00;

4)a Call Value of 100.00;

5)an expected term of the notes of approximately three years if the notes are not called on any Call Observation Date;

6)a Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date of $0.49375 per unit (the mid-point of the Contingent Coupon Payment (with Memory) range);

7)the Coupon Observation Dates occurring quarterly beginning approximately three months after the pricing date; and

8)the Call Observation Dates occurring quarterly beginning approximately one year after the pricing date.

Hypothetical Contingent Coupon (with Memory) Payments

The hypothetical Starting Value of 100.00 for the Market Measure used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Market Measure. For recent actual prices of the Market Measure, see “The Market Measure” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to receive if you invested in the Market Measure directly. In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Example 1 - The Observation Value of the Market Measure on the first Coupon Observation Date is 50.00. Therefore, no Contingent Coupon Payment (with Memory) is paid on the related Coupon Payment Date.

Example 2 - The Observation Value of the Market Measure on each of the first three Coupon Observation Dates is below the Coupon Barrier. Therefore, no Contingent Coupon Payment (with Memory) is paid on any of the related Coupon Payment Dates. The Observation Value of the Market Measure on the fourth Coupon Observation Date (which is also the first Call Observation Date) is 105.00. Therefore, the notes will be automatically called at $10.00 plus the Contingent Coupon Payment (with Memory) otherwise due on the applicable Call Payment Date, calculated as follows:

the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date and the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid.

= (i) $0.49375 x 4 - (ii) $0.00 = $1.975 per unit

Call Payment on the fourth Call Payment Date = $11.975 per unit.

Example 3 - The Observation Value of the Market Measure on each of the first three Coupon Observation Dates is below the Coupon Barrier. Therefore, no Contingent Coupon Payment (with Memory) is paid on any of the related Coupon Payment Dates. The Observation Value of the Market Measure on the fourth Coupon Observation Date (which is also the first Call Observation Date) is above the Coupon Barrier but below the Call Value. Therefore, a Contingent Coupon Payment (with Memory) of $1.975 per unit ($0.49375 x 4 - $0) is paid on the related Coupon Payment Date but the notes are not automatically called. The Observation Value of the Market Measure on the fifth Coupon Observation Date is 85.00. Therefore, the notes are not automatically called but a Contingent Coupon Payment (with Memory) is paid on the related Coupon Payment Date, calculated as follows:

the product of the Contingent Coupon Payment (with Memory) applicable to a single Coupon Payment Date and the number of Coupon Payment Dates that have occurred up to the relevant Coupon Payment Date (inclusive of the relevant Coupon Payment Date) minus (ii) the sum of all Contingent Coupon Payments (with Memory) previously paid.

= (i) $0.49375 x 5 - (ii) $1.975 = $0.49375 per unit

Contingent Coupon Payment (with Memory) payable on the fifth Coupon Payment Date = $0.49375 per unit.

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-6

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Example 4 - The Observation Value of the Market Measure on each of the first eleven Coupon Observation Dates (which include the Call Observation Dates) is above the Coupon Barrier but below the Call Value. Therefore, the notes are not automatically called prior to maturity but a Contingent Coupon Payment (with Memory) of $0.49375 per unit is paid on each of the first eleven Coupon Payment Dates. The Ending Value of the Market Measure is 95.00, which is greater than the Coupon Barrier and the Threshold Value. The Redemption Amount will equal $10.00 plus the final Contingent Coupon Payment (with Memory) of $0.49375 = $10.49375 per unit.

Example 5 - The Observation Value of the Market Measure on each of the first eleven Coupon Observation Dates (which include the Call Observation Dates) is below the Coupon Barrier. Therefore, the notes are not automatically called prior to maturity and no Contingent Coupon Payment (with Memory) is paid on any of the first eleven Coupon Payment Dates. If the Ending Value of the Market Measure is less than the Threshold Value (which would also be less than the Coupon Barrier), the Redemption Amount will be less, and possibly significantly less, than the principal amount and no final Contingent Coupon Payment (with Memory) will be payable at maturity. For example, if the Ending Value of the Market Measure is 50.00, the Redemption Amount per unit will be:

Hypothetical Payments at Maturity

The following table is for purposes of illustration only. It assumes that the notes have not been called prior to maturity, does not include the final Contingent Coupon Payment (with Memory), if any, and is based on hypothetical values and shows hypothetical returns on the notes. The table illustrates the calculation of the Redemption Amount based on the hypothetical terms set forth above.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(3)	Return on the Notes(4)
0.00	-100.00%	$0.000	-100.00%
20.00	-80.00%	$2.000	-80.00%
40.00	-60.00%	$4.000	-60.00%
60.00	-40.00%	$6.000	-40.00%
79.99	-20.01%	$7.999	-20.01%
80.00(1)	-20.00%	$10.000	0.00%
100.00(2)	0.00%	$10.000	0.00%
120.00	20.00%	$10.000	0.00%
140.00	40.00%	$10.000	0.00%
160.00	60.00%	$10.000	0.00%
180.00	80.00%	$10.000	0.00%
200.00	100.00%	$10.000	0.00%

(1)This is the hypothetical Threshold Value and Coupon Barrier.

(2)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)The Redemption Amount per Unit does not include the final Contingent Coupon Payment (with Memory), if any.

(4)The Return on the notes is calculated based on the Redemption Amount, not including any Contingent Coupon Payments (with Memory).

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-7

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Structure-related Risks

￭Your investment may result in a loss. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called and the Ending Value is less than the Threshold Value, you will lose up to 100% of the principal amount, depending on the negative performance of the Market Measure as measured from the Starting Value to the Ending Value.

￭Your investment return will be limited to the return represented by the Contingent Coupon Payments (with Memory), if any, and may be less than a comparable investment directly in the Market Measure or the stocks that constitute the Market Measure Underlying Index. You will not receive a payment on the notes greater than the principal amount plus the Contingent Coupon Payments (with Memory) that may be payable over the term of the notes, regardless of the extent of any increase in the value of the Market Measure. You will not participate in any positive performance of the Market Measure, which may be significant, and will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Market Measure or the stocks that constitute the Market Measure Underlying Index.

￭Payments on the notes will not reflect changes in the value of the Market Measure other than on the Coupon Observation Dates, the Call Observation Dates or the Final Calculation Day. Payments on the notes will not reflect changes in the value of the Market Measure other than on the Coupon Observation Dates, the Call Observation Dates or the Final Calculation Day. As a result, even if the value of the Market Measure increases during the term of the notes, you will not receive the Contingent Coupon Payments (with Memory) over the term of the notes if the Observation Value on each Coupon Observation Date is less than the Coupon Barrier. Similarly, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value on the Final Calculation Day, even if the value of the Market Measure was greater than the Threshold Value prior to such Final Calculation Day.

￭The notes do not provide for regular interest payments and you may not receive any Contingent Coupon Payments (with Memory). If the Observation Value is less than the Coupon Barrier on each Coupon Observation Date, you will not receive any Contingent Coupon Payments (with Memory) over the term of the notes and will not receive a positive return on the notes. Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭Your notes may be called prior to maturity. If the notes are called, you will be subject to reinvestment risk, and you will lose the opportunity to receive Contingent Coupon Payments (with Memory), if any, that otherwise might have been payable after the date of the call and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

￭Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of, or any amounts payable on, the notes. You are dependent on our ability to pay all amounts due on the notes on each Coupon Payment Date, upon automatic redemption and at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Valuation- and Market-related Risks

￭The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The notes are not designed to be short-term trading instruments. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may adversely affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. Factors that may influence the value of the notes include:

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

ovalue of the Market Measure,

ovolatility of the Market Measure and of the stocks composing the Market Measure Underlying Index,

oeconomic and other conditions generally,

ointerest rates,

odividend yields,

othe occurrence of certain events affecting the Market Measure that may or may not require an adjustment to the Price Multiplier,

oour financial condition and creditworthiness, and

otime remaining to maturity.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors. The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.” above.

￭The notes may not be listed on any securities exchange and secondary trading may be limited. Neither MS & Co. nor MLPF&S is obligated to make a market for, or repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

￭Hedging and trading activity by our affiliates or by MLPF&S and their affiliates could potentially affect the value of the notes. Our hedging and trading activities (including trades in shares of the Market Measure or the companies included in the Market Measure Underlying Index) and any hedging and trading activities we and our affiliates or MLPF&S or their affiliates engage in that are not for your account or on your behalf may affect the market value and return of the notes and may create conflicts of interest with you.

￭Conflicts of interest. There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

￭No obligations for the investment advisor of the Market Measure or the Underlying Index Sponsor. The investment advisor of the Market Measure or the Underlying Index Sponsor may respectively adjust the Market Measure or the Market Measure Underlying Index in a way that affects its value and has no obligation to consider your interests.

￭Investing in the notes is not the equivalent to investing in the Market Measure or the stocks composing the Market Measure Underlying Index. You will not have any rights with respect to the Market Measure or its underlying assets, including any voting rights or any right to receive dividends or other distributions or any other right with respect to the Market Measure or the stocks that constitute the Market Measure Underlying Index.

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

￭No control over the companies included in the Market Measure Underlying Index. While we and our affiliates or MLPF&S and their affiliates may from time to time own securities of companies included in the Market Measure Underlying Index, except to the extent that Morgan Stanley’s common stock is included in the Market Measure Underlying Index, we and our affiliates or MLPF&S and their affiliates do not control any company included in the Market Measure Underlying Index, and have not verified any disclosure made by any other company. You should undertake your own investigation into the Market Measure and its underlying assets.

￭There are liquidity and management risks associated with the Market Measure. Although shares or units of the Market Measure will be listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares or units of the Market Measure or that there will be liquidity in the trading market.

￭The performance and market price of the Market Measure, particularly during periods of market volatility, may not correlate with the performance of the Market Measure Underlying Index, the performance of the component securities of the Market Measure Underlying Index or the net asset value per share of the Market Measure. The Market Measure does not fully replicate the Market Measure Underlying Index and may hold securities that are different than those included in the Market Measure Underlying Index. In addition, the performance of the Market Measure will reflect additional transaction costs and fees that are not included in the calculation of the Market Measure Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Market Measure and the Market Measure Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Market Measure may impact the variance between the performances of the Market Measure and the Market Measure Underlying Index. Finally, because the shares of the Market Measure are traded on an exchange and are subject to market supply and investor demand, the market price of one share of the Market Measure may differ from the net asset value per share of the Market Measure. For all of the foregoing reasons, the performance of the Market Measure may not correlate with the performance of the Market Measure Underlying Index, the performance of the component securities of the Market Measure Underlying Index or the net asset value per share of the Market Measure. Any of these events could materially and adversely affect the price of the Market Measure and, therefore, the value of the notes.

￭Payments on the notes will not be adjusted for all events that could affect the Market Measure. See "Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds " beginning on page PS-38 of the accompanying product supplement.

Tax-related Risks

￭The U.S. federal income tax consequences of an investment in the notes are uncertain. There is no direct legal authority as to the proper treatment of the notes for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the notes are uncertain.

Non-U.S. Holders should note that we currently intend to withhold on any Contingent Coupon Payment paid to Non-U.S. Holders generally at a rate of 30%, or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision, and will not be required to pay any additional amounts with respect to amounts withheld.

Please read the discussion under “Summary U.S. Federal Tax Consequences” in this document concerning the U.S. federal income tax consequences of an investment in the notes. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

￭There are risks associated with investments in securities linked to the value of foreign (and especially emerging markets) equity securities. The price of the Market Measure tracks the performance of the Market Measure Underlying Index, which measures the value of foreign (and especially emerging markets) equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. In addition, the stocks that are included in the Market Measure Underlying Index and that are generally tracked by the Market Measure have been issued by companies in various emerging markets countries, which pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume,

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions between countries.

￭The Market Measure may be disproportionately affected by the performance of a small number of stocks. A relatively small number of underlier stocks comprise a significant portion of the Market Measure. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the value of the Market Measure even if none of the other constituent stocks of the Market Measure are affected by those events. Because of the weighting of the constituents of the Market Measure, the amount you receive at maturity could be less than the principal amount you would have received if you had invested in a product linked to an ETF that capped the maximum weight of any one stock to a low amount or that equally weighted all constituents of that ETF.

￭Investing in the notes exposes investors to risk associated with investments in securities with a concentration in the uranium industry. The notes are subject to certain risks applicable to the uranium industry. The stocks included in the Market Measure Underlying Index and that are generally tracked by the Market Measure are stocks of companies primarily engaged in the uranium industry. The Market Measure may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. Because the Market Measure primarily invests in stocks of companies that are involved in the uranium industry, the Market Measure is subject to certain risks associated with such companies.

The uranium sector is exposed to risks related to the uranium mining industry, the exploration industry, the oil, gas and consumable fuels industry and the energy sector. The uranium mining industry can be significantly subject to the effects of competitive pressures in the uranium mining industry and the price of uranium. The price of uranium may be affected by changes in inflation rates, interest rates, monetary policy, economic conditions, other financial events, regulatory events, geopolitical conditions and political stability. The exploration and development of mineral deposits involve significant financial risks over a significant period of time. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. In addition, mineral exploration companies typically operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an exploration company than for a more established counterpart. The uranium sector is cyclical and highly dependent on the market price of fuel. The market value of companies in the uranium sector is strongly affected by the levels and volatility of global commodity prices, mining policies and production costs in the most important uranium-producing countries, the size and availability of uranium stockpiles, supply and demand, the level of economic activity of the main consuming countries, capital expenditures on exploration and production, energy conservation efforts, the prices of alternative fuels, exchange rates and technological advances, including developments in mining and production technology. Companies in this sector are subject to substantial government regulation and contractual fixed pricing, which may increase the cost of business and limit these companies’ earnings. Companies in the energy sector are affected by changes in energy prices, international and domestic politics, energy conservation, the success of exploration projects, natural disasters or other catastrophes, changes in exchange rates, interest rates, or economic conditions, changes in demand for energy products and services and tax and other government regulatory policies. In the event of sudden disruptions in the supply of uranium, such as those caused by war, natural events or accidents, the price of uranium could become extremely volatile and unpredictable. These factors could affect the uranium sector and could affect the value of the equity securities held by the Market Measure and the price of the Market Measure during the term of the securities, which may adversely affect the value of the securities.

￭The price of the Market Measure is subject to currency exchange risk. Because the price of the Market Measure is related to the U.S. dollar value of stocks underlying the Market Measure Underlying Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor’s net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the Market Measure Underlying Index, Market Measure Underlying Index, the value of the Market Measure will be adversely affected and the payment at maturity on the notes may be reduced.

Of particular importance to potential currency exchange risk are:

o existing and expected rates of inflation;

o existing and expected interest rate levels;

o the balance of payments; and

o the extent of governmental surpluses or deficits in the countries represented in the Market Measure Underlying Index and the United States.

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the Market Measure Underlying Index and the United States and other countries important to international trade and finance.

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

The Market Measure

All disclosures contained in this term sheet regarding the Market Measure Underlying Index, including, without limitation, its make-up, method of calculation, and changes in the components of the Market Measure Underlying Index, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Global X Funds®. Global X Funds®, which licenses the copyright and all other rights to the Market Measure Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Market Measure Underlying Index. The consequences of Global X Funds® discontinuing publication of the Market Measure Underlying Index are discussed in the section of the accompanying product supplement beginning on page PS-41 entitled “Description of the Notes—Discontinuance of or Material Change to an Underlying Fund.” None of us and our affiliates or MLPF&S or their affiliates or the calculation agent accepts any responsibility for the calculation, maintenance or publication of the Market Measure Underlying Index or any successor index.

Global X Uranium ETF

The Global X Uranium ETF is an exchange-traded fund that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its Market Measure Underlying Index, which is the Solactive Global Uranium & Nuclear Components Total Return Index. The Market Measure manager with respect to the Global X Uranium ETF is Global X Funds®, which is a registered investment company. It is possible that the Market Measure may not fully replicate the performance of its share underlying index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Information provided to or filed with the Securities and Exchange Commission by the underlying fund manager pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Securities and Exchange Commission file numbers 333-151713 and 811-22209, respectively, through the Securities and Exchange Commission’s website at www.sec.gov. In addition, information regarding the Market Measure may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. This Market Measure trades on NYSE Arca, Inc under the symbol "URA UP." Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the Market Measure is accurate or complete.

The Market Measure Underlying Index

The Market Measure Underlying Index is a modified market capitalization-weighted index that is designed to track the performance of international companies that have or are expected to have business operations or exposure in the uranium industry. This particularly includes uranium mining, exploration, uranium investments and technologies related to the uranium industry. The Market Measure Underlying Index was launched on January 30, 2018.

The Market Measure Underlying Index is reported by Bloomberg L.P. under the ticker symbol “SOLURANT”.

The Market Measure Underlying Index is calculated on each weekday on which the New York Stock Exchange (“NYSE”), The Nasdaq Stock Market and the London Stock Exchange are each open for general business (a “Calculation Day”).

Composition of the Market Measure Underlying Index

Selection of the index components

The composition of the Market Measure Underlying Index is adjusted twice a year on each Adjustment Day. An “Adjustment Day” is the last business day in each January and July, provided that if that day is not a Calculation Day, then the relevant Adjustment Day will be the second following Calculation Day. On the tenth business day before an Adjustment Day (a “Selection Day”), Solactive provides the “Selection Pool” which, in respect to such day, consists of the companies that fulfill the following requirements:

1.Primary listing in one of the countries that are part of the Developed Markets and Emerging Markets (excluding China, India and Taiwan) as defined by the Solactive Country Classification;

2.Significant business operations in the uranium industry (particularly in uranium mining and exploration for uranium) (“Pure Play Companies”) or conducting business operations that are related to the uranium industry (particularly in uranium mining, exploration for uranium, physical uranium investments and technologies related to the uranium industry) in which they generate large absolute revenues (“Non-Pure Play Companies”) or a nuclear component producer (“Nuclear Component Producer Companies”);

3.Free float market capitalization of at least USD 50 million for companies that are not currently included in the Market Measure Underlying Index on the respective Selection Day or at least USD 30 million for companies that are currently included in the Market Measure Underlying Index on the respective Selection Day;

4.Average daily trading volume over all national exchanges within the listed country in the three months prior to the Selection Day (or, in the case of a company that has completed a significant initial public offering (“significant IPO”) less than three months prior to the Selection Day, i.e. an IPO with a company-level total market capitalization greater than the company-level total market capitalization of at least 50% of the current index components as of the previous Selection Day, the period from the security’s first trading day to the Selection Day) expressed in U.S. dollars (the “Relevant Trading Volume”) of at least USD 100,000 for companies that are not currently included in the Market Measure Underlying Index on the Selection Day or at least USD 50,000 for companies that are currently included in the Market Measure Underlying Index on the Selection Day; and

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

5.Initial public offerings with less than three calendar months of trading history as of the Selection Day must have been listed at least 10 calendar days prior to the Selection Day, if considered as significant IPO, and three calendar months prior to the Selection Day, in the case of other IPOs.

Companies involved in the production, development or maintenance of, or producing or developing key and dedicated components for, certain controversial weapons are excluded from the Selection Pool, as are companies that own 20% or more of a company involved in controversial weapons or that are themselves owned 50% or more by a company involved in controversial weapons. The overall number of Non-Pure Play Companies and Nuclear Component Producer Companies (in aggregate) will be capped at 15, with preference given to current index components first and then prioritized by free float market capitalization. Otherwise, all members of the Selection Pool are included as components of the Market Measure Underlying Index (“index components”). The selection of the index components is fully rule-based and no discretionary decisions can be made.

Weighting of the index components

On each Selection Day, the weights of the selected index components are determined by applying an effective market capitalization weighting scheme that accounts for liquidity in determining final weights.

1.The weight of a selected index component is determined based on the lesser of free float market capitalization and average daily trading volume multiplied by 2000.

2.Non-Pure Play Companies and Nuclear Component Producer Companies are capped at 2%.

3.The maximum weight of a Pure Play Company is 22.50%.

4.The aggregate weight of all Pure Play Companies with a weight larger than or equal to 5% is capped at 47.50%.

5.All remaining Pure Play Companies are capped at 4.75%.

6.The aggregate weight of all index components structured as investment trusts which provide exposure to physical uranium is capped at 10%. Any excess weight resulting from this procedure is redistributed to all the remaining constituents which are not capped on a pro-rata basis.

Quarterly Diversification Review

The index components are subject to re-weighting adjustment on each Monitoring Adjustment Day. A “Monitoring Adjustment Day” is the last NYSE trading day in each April and October, provided that if that day is not a Calculation Day, then the relevant Monitoring Adjustment Day will be the second following Calculation Day. On the tenth NYSE trading day before each Monitoring Adjustment Day (a “Monitoring Selection Day”), the index components are reviewed for a breach of the following criteria:

1.The maximum weight of the top index component must not be greater than 25%. If this criterion is breached, that stock is capped at 22% and the excess weight is redistributed to other non-capped stocks.

2.The maximum aggregate weight of the top five index components must not exceed 60%. If this criterion is breached, the stocks is proportionally capped at 55% and the excess weight is redistributed to other non-capped stocks.

3.The maximum weight of index components with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and USD 25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) must not exceed 30%. If this criterion is breached, the stocks with a market liquidity below 250,000 shares traded (monthly average of the previous 6 months or available history if shorter) and USD 25 million monthly average daily traded value (monthly average of the previous 6 months or available history if shorter) are proportionally capped at 25% and the excess weight is redistributed to other non-capped stocks.

4.The maximum weight of index components with a market capitalization below USD 100 million must not account for more than 10%. If this criterion is breached, stocks with market capitalization below USD 100 million are proportionally capped at 9% and the excess weight is redistributed to other non-capped stocks.

This reweighting process is repeated until none of the constraints are breached. In the event that the above criteria cannot be satisfied using the buffers described above, the weighting will be reviewed by the Oversight Committee. After the review, the decision will be announced publicly.

Calculation of the Market Measure Underlying Index

The Market Measure Underlying Index is calculated as a net total return index. A net total return index seeks to replicate the overall return from holding a portfolio consisting of the index components. In order to achieve this aim, a net total return index considers payments, such as dividends, after the deduction of any withholding tax or other amounts an investor holding the index components would typically be exposed to. The Market Measure Underlying Index’s index level on a given Calculation Day is calculated as the sum of the market capitalization of the index components divided by the divisor, which is a mathematical factor defined at the inception of the Market Measure Underlying Index. The divisor is adjusted by certain corporate actions and index rebalances. Additionally, dividends paid by any index component are applied across the entire basket by changing the divisor. The level of the Market Measure Underlying Index changes based on changes in the price of its index components taking into account their weight in the Market Measure Underlying Index and any currency conversion. For intraday calculation of the Market Measure Underlying Index, prices of index components not in U.S. dollars are converted using the current Intercontinental Exchange spot foreign exchange rate. If there is no current price available for an index component, the most recent closing price or the last available trading price for the preceding trading

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

day is used in the calculation. For the daily index closing value calculation, trading prices of index components not in U.S. dollars are converted using the 4pm London time WM Fixing quoted by Reuters. If there is no 4pm London time WM Fixing for the relevant Calculation Day, the last available 4pm London time WM Fixing will be used for the index closing value calculation. Under certain circumstances, an adjustment of the Market Measure Underlying Index may be necessary between two regular Rebalance Days. Such adjustment has to be made if a corporate action in relation of an index component occurs. Such adjustment may have to be done in relation to an index component and/or may also affect the number of index components and/or the weighting of certain index components.

Index Maintenance

The composition of the Market Measure Underlying Index is reviewed on each Selection Day. Solactive will publish any changes made to the index components with sufficient notice before the relevant Adjustment Day. As part of the Index maintenance, Solactive will consider various events—also referred to as corporate actions—which result in an adjustment to the Index between two regular rebalances. Such events have a material impact on the price, weighting or overall integrity of index components. Therefore, they need to be accounted for in the calculation of the Index. Corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Index coincides with the occurrence of the price effect of the respective corporate action. Solactive considers the following, but not conclusive, list of corporate action as relevant for Index maintenance: cash distributions, stock distributions, share splits, reverse splits, capital increases, share repurchases, spin-offs, mergers and acquisitions, delistings, nationalization of a company and insolvency.

Index Oversight

A committee composed of staff from Solactive (the “Oversight Committee”) is responsible for any amendments to the rules governing the Market Measure Underlying Index. Any amendment to these rules must be submitted to the Oversight Committee for prior approval and will be made in compliance with Solactive’s methodology policy.

The following graph shows the daily historical performance of the Market Measure in the period from January 1, 2016 through March 19, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On March 19, 2026, the Closing Market Price of the Market Measure was $48.27.

Historical Performance of the Market Measure

This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Market Measure during any period set forth above is not an indication that the price per share of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Market Measure.

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Supplement to the Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering. We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the notes at the issue price less the underwriting discount indicated on the cover of this document. MLPF&S will purchase the notes from MS & Co. for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet. MLPF&S will offer the notes at the public offering price set forth on the cover page hereto.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each Note the estimated value on the Trade Date will be no lower than the minimum level described in “Summary” on page TS-2.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

The costs included in the original issue price of the notes will include a fee paid by MS & Co. to LFT Securities, LLC, an entity in which an affiliate of MLPF&S has an ownership interest in, which will reduce the economic terms of the notes to you.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MS&Co. may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MS&Co.’s trading commissions and mark-ups or mark-downs. MS&Co. may act as principal or agent in these market-making transactions; however MS&Co. is not obligated to engage in any such transactions. At MS&Co.’s discretion, for a short, undetermined initial period after the issuance of the notes, MS&Co. may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MS&Co. for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MS&Co.’s estimate of the value of the notes if MS&Co. were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MS&Co. may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Autocallable Contingent Coupon (with Memory) Barrier Notes	TS-16

Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. The related guarantees are Morgan Stanley’s obligations. As is the case for all of our and Morgan Stanley’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and Morgan Stanley’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and Morgan Stanley, Morgan Stanley typically borrows the funds under these types of notes at a rate that is more favorable to Morgan Stanley than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as Morgan Stanley’s internal funding rate, is typically lower than the rate Morgan Stanley would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, if not previously automatically called, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Market Measure and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MS&Co. or one of our other affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MS&Co. and our other affiliates, and take into account a number of factors, including our and Morgan Stanley’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors—Valuation and Market-related Risks” and “—Conflict-related Risks” beginning on page PS-12 and PS-15, respectively, and “Use of Proceeds and Hedging” on page PS-27 of the accompanying product supplement.

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Summary U.S. Federal Tax Consequences

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the notes or instruments that are similar to the notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. We intend to treat a note for U.S. federal income tax purposes as a single financial contract that provides for a coupon that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting, as described in the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes Treated as Single Financial Contracts with Associated Coupons” in the accompanying product supplement. In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the notes is reasonable under current law; however, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary term sheet and is subject to confirmation on the pricing date.

Tax Consequences to U.S. Holders

Assuming the treatment of the notes as set forth above is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result.

 Tax Basis. A U.S. Holder’s tax basis in the notes should equal the amount paid by the U.S. Holder to acquire the notes.

Tax Treatment of Contingent Coupon Payments. Any Contingent Coupon Payment on the notes should be taxable as ordinary income to a U.S. Holder at the time received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Settlement of the Notes. Upon a sale, exchange or settlement of the notes, including a retirement at maturity or, if applicable, an earlier redemption, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the notes sold, exchanged or settled. For this purpose, the amount realized does not include any Contingent Coupon Payment paid at settlement and may not include sale proceeds attributable to an accrued Contingent Coupon Payment, which may be treated in the same manner as a Contingent Coupon Payment. In general, any such gain or loss recognized should be short-term capital gain or loss if the U.S. Holder has held the notes for one year or less at the time of the sale, exchange or settlement, and should be long-term capital gain or loss otherwise. The ordinary income treatment of the Contingent Coupon Payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the notes, could result in adverse tax consequences to holders of the notes because the deductibility of capital losses is subject to limitations.

As discussed under “United States Federal Taxation—Possible Alternative Tax Treatments of an Investment in the Notes” in the accompanying product supplement, alternative U.S. federal income tax treatments of the notes are possible that, if applied, could materially and adversely affect the timing and character of income, gain or loss with respect to the notes.

Tax Consequences to Non-U.S. Holders

Although significant aspects of the tax treatment of each note are uncertain, we intend to withhold on any Contingent Coupon Payment paid to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Section 871(m) Withholding Tax on Dividend Equivalents

As discussed in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final term sheet. Assuming that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If Section 871(m) withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

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Autocallable Contingent Coupon (with Memory) Barrier Notes Linked to the Global X Uranium ETF, due April , 2029

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Summary U.S. Federal Tax Consequences” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Where You Can Find More Information

We and Morgan Stanley have filed a registration statement (including a product supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and Morgan Stanley have filed with the SEC, for more complete information about us, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by calling MLPF&S toll-free at 1-800-294-1322.

You may access these documents on the SEC web site at www.sec.gov as follows:

Product Supplement for Principal-at-Risk Notes dated September 23, 2024

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the accompanying product supplement or in the prospectus.

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